Exhibit 1.A(11)


                 Description of Pruco Life's Issuance, Transfer
                          and Redemption Procedures for
                      Pruselect II Life Insurance Contracts
                      Pursuant to Rule 6e-3(T)(b)(12)(iii)


    This document sets forth the administrative procedures that will be followed by Pruco Life Insurance Company ("Pruco Life") in connection with the issuance of its Pruselect II Life Insurance Contracts ("Contract",) the transfer of assets held thereunder, and the redemption by contract owners of their interests in said Contracts.

     I.  Procedures Relating to Issuance and Purchase of the Contracts

       A.    Premium Schedules and Underwriting Standards

             Premiums for the Contract will not be the same for all owners. Insurance is based on the principle of pooling and distribution of mortality risks, which assumes that each owner pays a premium commensurate with the Insured's mortality risk as actuarially determined utilizing factors such as age, sex, smoking status, health and occupation, and degree of underwriting. A uniform premium for all Insureds would discriminate unfairly in favor of those Insureds representing greater risks. However, for a given face amount of insurance, Contracts issued on insureds in a given risk classification will have the same scheduled or target premium.

             The underwriting standards and premium processing practices followed by Pruco Life are similar to those followed in connection with the offer and sale of fixed-benefit life insurance, modified where necessary to meet the requirements of the federal securities laws.

        B.   Application and Initial Premium Processing

             Upon receipt of a completed application form from a prospective owner, Pruco Life will follow certain insurance underwriting (i.e., evaluation of risk) procedures designed to determine whether the proposed Insured is insurable. This will involve evaluation of the answers to the questions on the application and may include a medical examination. The process may require that further information be provided by the proposed Insured before a determination can be made. Pruco Life may in certain circumstances offer these contracts on a guaranteed issue basis on certain associated individuals, such as employees of a company, who meet certain criteria established by Pruco Life. In these cases the underwriting will be simplified, i.e., no medical examination, and a short question application form may be used. A Contract cannot be issued, i.e., physically issued through Pruco Life's computerized issue system, until this underwriting procedure has been completed.

             These processing procedures are designed to provide immediate benefits to every prospective owner who pays the minimum initial premium at the time the application is submitted, without diluting any


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             benefit payable to any existing owner. Although a Contract cannot be issued until after the underwriting process has been completed, such a proposed Insured will receive immediate insurance coverage for the face amount of the Contract, if he or she proves to be insurable and the owner has paid the minimum initial premium. Under certain circumstances Pruco Life may decline to accept a payment at the time the application is submitted.

             The Contract Date marks the date on which benefits begin to vary in accordance with the investment performance of the selected investment option(s). It is also the date as of which the insurance age of the proposed Insured is determined. It represents the first day of the Contract year and therefore determines the Contract anniversary and also the Monthly Dates. It also represents the commencement of the suicide and contestable periods for purposes of the Contract.

             If the minimum initial premium is paid with the application and the underwriting is on a guaranteed issue basis the Contract Date will ordinarily be the date of the application. If an unusual delay is encountered (for example, if a request for further information is not met promptly), the Contract Date will be 21 days prior to the date on which the Contract is physically issued. If a medical examination is required, the Contract Date will ordinarily be the date on which Part 2 of the application (the medical report) is completed, subject to the same qualification as that noted above.

             If the minimum initial premium is not paid with the application, the Contract Date will be the Contract Date stated in the Contract, which will generally be about 3 days after the date of physical issue (to permit time for delivery). Benefits will begin on that date provided the Owner pays the minimum initial premium by that date.

             If permitted by the insurance laws of the state in which the Contract is issued, the Contract may be back dated up to six months, provided that the minimum initial premium is paid with the application and that the backdating results in a lower insurance age for the Insured. The values under the Contract and the amount(s) deposited into the selected investment option(s) will be calculated upon the assumptions that the Contract had been issued on the Contract Date and the minimum initial premium had been received on that date. If the initial premium paid is in excess of the minimum initial premium, the excess (after the front-end deductions) will be credited to the Contract and placed in the selected investment option(s) on the date of receipt.

             In certain situations with Pruco Life's consent, the owner may select a common contract date for all contracts in advance of actual underwriting, approval and issue of the contracts. Payment of the minimum initial premium by the selected contract date is required.

             Pruco Life will transfer the appropriate amounts to the selected investment option(s) on the date the Contract is approved. The variable benefits under all Contracts will be calculated on the assumption that the invested portion of the initial premium was transferred to the selected investment option(s) on the Contract Date. Any portion of the initial premium payment in excess of the minimum initial premium will be credited (after the front-end deductions) as of the date of receipt. If the initial premium is received before the Contract Date, the entire invested portion will be credited as of the Contract Date.

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         C.  Premium Processing

             Whenever a premium after the first is received, unless the Contract is in default past its days of grace, Pruco Life will subtract the front-end deductions. What is left will be invested in the selected investment option(s) on the date received (or, if that is not a business day, on the next business day). There is an exception if the Contract is in default within its days of grace. Then, to the extent necessary to end the default, premiums will be credited as of the date of the default or the Monthly Date after default, and premiums greater than this amount will be credited when received.

             The Contract provides a grace period of 61 days from the date Pruco Life mails the Contract owner a notice of default. As an administrative practice, Pruco Life extends the grace period by seven days to minimize manual processing required when premium payments are processed shortly after the 61st day.

        D.   Reinstatement

             The Contract may be reinstated within five years after default (this period will be longer if required by state law) unless the Contract has been surrendered for its cash surrender value. A Contract will be reinstated upon receipt by Pruco Life of a written application for reinstatement, production of evidence of insurability satisfactory to Pruco Life and payment of at least the amount specified in the Contract. That amount is a charge equal to the deductions from the Contract Fund during the grace period following the date of default, plus interest at 6% a year, and a premium which will result in an invested premium amount equal to the charges for the first three monthly dates starting on or after the date of reinstatement.

             If reinstatement is requested within three months after the contract went into default, evidence of insurability will not be required.

        E.   Repayment of Loan

             A loan made under the Contract may be repaid with an amount equal to the monies borrowed plus interest which accrues daily, either at a fixed annual rate of 5-1/2% or, if a contract owner has elected to have a variable loan interest rate applicable to loans made under the Contract, at the variable loan interest rate then applicable to the loan.

             When a loan is made, Pruco Life will transfer an amount equal to the contract loan from the investment option(s). Under the fixed-rate Contract Loan provision, the amount of Contract Fund attributable to the outstanding contract loan will be credited with interest at an annual rate of 4%, and Pruco Life thus will realize the difference between that rate and the fixed loan interest rate, which will be used to cover the loan investment expenses, income taxes, if any, and processing costs. If an owner so desires, the owner may elect to have a variable loan interest rate apply to the contract loans, if any, that he or she may make. If this election is made:

             1. Interest on the loan will accrue daily at an annual rate Pruco Life determines at the start of each contract year (instead of at a fixed rate), as described in the prospectus.


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             2.   While a loan is outstanding, the amount of the Contract Fund attributable to the outstanding contract loan will be credited with interest at a rate which is less than the loan interest rate for the contract year by 1% (instead of 4%).

             Upon repayment of Contract debt, the loan portion of the payment (i.e., not the interest) will be added to the investment option(s) in proportion to the amounts in each variable investment option attributable to the Contract as of the date of repayment.


II.     Transfers

             Pruco Life Variable Universal Account ("Account") currently has twenty subaccounts, of these, fifteen are invested in shares of a corresponding portfolio of The Prudential Series Fund, Inc., and the remainder in other funds ("Fund"). All are registered under the 1940 Act as open-end diversified management investment companies. Provided the Contract is not in default the owner may, up to four times in each contract year, transfer amounts from one subaccount to another subaccount, without charge. All or a portion of the amount credited to a subaccount may be transferred.

             Transfers among subaccounts will take effect at the end of the valuation period during which a proper written request or authorized telephone request is received at a Pruco Life Home Office. The request may be in terms of dollars, such as a request to transfer $10,000 from one subaccount to another, or may be in terms of a percentage reallocation among subaccounts. In the latter case, as with premium reallocations, the percentages must be in whole numbers.

III.    "Redemption" Procedures:  Surrender and Related Transactions


        A.   Surrender for Cash Surrender Value

             If the insured party under a Contract is alive, Pruco Life will pay, within seven days, the Contract's cash surrender value as of the date of receipt at its Service Office of the Contract and a signed request for surrender. The Contract's cash surrender value is computed as follows:

             1. If the Contract is not in default: The cash surrender value is the Contract Fund, minus any Contract debt. If the Contract is surrendered within the first three contract years, we will also return sales charges deducted from premiums paid within the 365 days prior to the date we receive the surrender request at our Service Office.

             2. If the Contract is in default, the cash surrender value is zero. We will not return any sales charges as described above.

             In lieu of the payment of the cash surrender value in a single sum upon surrender of a Contract, an election may be made by certain owners to apply all or a portion of the proceeds under one of the fixed benefit-settlement options described in the Contract or, with the approval of Pruco Life, a combination of options. An option is available only if the proceeds to be applied are $1,000 or more


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             or would result in periodic payments of at least $20.00. The fixed-benefit settlement options are subject to the restrictions and limitations set forth in the Contract.

        B.   Withdrawal of Cash Surrender Value

             An owner may make a withdrawal of part of the cash surrender value. The amount withdrawn must be at least $2,000. An owner may make no more than four withdrawals in a Contract year, and there is a fee of $15 for each such withdrawal. Any amount withdrawn may not be repaid except as a premium subject to the Contract charges.

             Whenever a withdrawal is made, the death benefit payable will immediately be reduced by at least the amount of the withdrawal. The resulting reduction in death benefit may require a reduction in the face amount. No withdrawal will be permitted if it would result in a new face amount less than the minimum face amount. The face amounts scheduled in other years will be reduced by the same amount, but in no event below the minimum face amount. The Contract Fund is reduced by the sum of the cash withdrawn and the fee for the withdrawal. An amount equal to the reduction in the Contract Fund will be withdrawn from the investment options. In addition, the amount of the scheduled or target premiums due thereafter will be reduced to reflect the lower face amount of insurance.

        C.   Death Claims

             Pruco Life will pay a death benefit to the beneficiary within seven days after receipt at its Service Office of due proof of death of the Insured and all other requirements necessary to make payment. State insurance laws impose various requirements, such as receipt of a tax waiver, before payment of the death benefit may be made. In addition, payment of the death benefit is subject to the provisions of the Contract regarding suicide and incontestability. In the event Pruco Life should contest the validity of a death claim, an amount up to the portion of the Contract Fund in the variable investment options with be withdrawn, if appropriate, and held in Pruco Life's general account.

             The following describes the death benefit if the Contract is not in default past its days of grace. The death benefit is the face amount less any Contract debt, unless it is increased due to growth in the Contract Fund as described below.

             If the Contract Fund plus any returnable sales charge times the interpolated attained age factor (Facotrs for the insured's attained ages are shown in the contract data pages) exceeds the death benefit described above calculated without regard to any contract debt, the death benefit will be the Contract Fund plus such returnable sales charge, multiplied by the interpolated attained age factor. The death benefit will be adjusted for any Contact debt.

             The proceeds payable on death also will include interest (at a rate determined by Pruco Life from time to time) from the date that the death benefit is computed (the date of death) until the date of payment.

             Pruco Life will make payment of the death benefit out of its general account, and will transfer assets, if appropriate, from the Account to the general account in an amount up to the Contract Fund.


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             In lieu of payment of the death benefit in a single sum, an election may be made to apply all or a portion of the proceeds under one of the fixed-benefit settlement options described in the Contract, or with the approval of Pruco Life, a combination of options. The election may be made by the owner during the Insured's lifetime, or, at death, by the beneficiary. An option in effect at death may not be changed to another form of benefit after death. An option is available only if the proceeds to be applied are $1,000 or more or would result in periodic payments of at least $20.00. The fixed benefit settlement options are subject to the restrictions and limitations set forth in the Contract and are not available to non-natural payees unless Pruco Life agrees otherwise.

        D.   Default

             The Contract is in default on any Monthly Date on which the Contract Fund is less than zero. Monthly Dates occur on the Contract Date and in each later month on the same day of the month as The Contract Date. The Contract provides for a grace period commencing on the Monthly Date on which the Contract goes into default and extending at least 61 days after the mailing date of the notice of default. The insurance coverage continues in force during the grace period, but if the Insured dies during the grace period, any charges due during the grace period are deducted from the amount payable to the beneficiary.

        E.   Loans

             The Contract provides that if the Contract is not in default, the owner may take out a loan at any time a loan value is available. The owner may borrow money on completion of a form satisfactory to Pruco Life. The Contract is the only security for the loan. Disbursement of the amount of the loan will be made within seven days of receipt of the form at Pruco Life's Service Office. The investment options will be debited in the amount of the loan on the date the form is received. The percentage of the loan withdrawn from each investment option will normally be equal to the percentage of the value of such assets held in the investment option. An owner may borrow up to the Contract's full loan value. The loan provision is described in the prospectus.

             When a loan is made, the Contract Fund is not reduced, but the value of the assets relating to the Contract held in the investment option(s) is reduced. Accordingly, the daily changes in the cash surrender value will be different from what they would have been had no loan been taken. Cash surrender values are thus permanently affected by any Contract debt, whether or not repaid.

             On settlement the amount of any Contract debt is subtracted from the insurance proceeds. If Contract debt ever becomes equal to or more than what the cash surrender value would be if there was no Contract debt, all the Contract's benefit will end 61 days after notice is mailed to the owner and any known assignee, unless payment of an amount sufficient to end the default is made within that period.


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